HITHERLANE PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities		
Net loss	$	(661,842)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on investments		(6,894)
Changes in operating assets and liabilities:		
Fee receivable		(230,946)
Payable to Kellner Management, LP		12,091
Accrued expenses and other liabilities		208,490
Net cash used in operating activities		(679,101)
Cash flows provided by financing activities		
Capital contributions		652,605
Capital withdrawals		-
Net cash provided by financing activities		652,605
Net change in cash		(26,496)
Cash, beginning of year		27,254
Cash, end of year	$	758

See accompanying notes to financial statements.